August 17, 2006
Ms. Joyce Sweeney, Accounting Branch Chief
Ms. Sharon M. Blume, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Re:	JPMorgan Chase & Co. Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 9, 2006 File No. 1-5805
Dear Ms. Sweeney and Ms. Blume:
     JPMorgan Chase & Co. (the “Company”) hereby submits this letter to respond to comments by the Staff of the Securities and Exchange Commission contained in your letter dated July 19, 2006 addressed to Michael J. Cavanagh.
     To assist in your review of our responses, we have set forth below in full the comments contained in the letter, together with our responses to such comments.
Form 10-K for Fiscal Year Ended December 31, 2005
Management’s Discussion and Analysis
Liquidity risk management. page 61
1. In future filings please explain why you had negative cash flows from operating and investing activities for the periods ending December 31, 2005 and 2004. Provide us with your proposed future disclosure.
This is to confirm that the Company will provide the requested disclosure in our Form 10-K for the year ended December 31, 2006, which is the next filing in which the December 31, 2005 and 2004 periods will be disclosed.

Consolidated Financial Statements
Statements of Cash Flows, page 90
2. We have reviewed the supplemental information provided in response to comment one of our letter dated May 23, 2006. As the impact of the net cash flows associated with loans you originated/purchased with the intent to sell/securitize appears quantitatively and qualitatively material to cash flows from operating and investing activities, please amend your December 31, 2005 10-K and applicable Forms 10-Q to restate your Statements of Cash Flows to present these cash flows as operating activities. Please include a financial statement footnote describing and quantifying the correction of an error.
On August 3, 2006, the Company filed a Form 10-K/A for the year ended December 31, 2005, restating the Consolidated statements of cash flows for the annual periods 2005, 2004 and 2003 and a Form 10-Q/A for the quarter ended March 31, 2006 restating the Consolidated statements of cash flows for each of the quarterly periods of 2005 and the first quarter of 2006.
3. We note your disclosure on page 108 regarding accounting policies for retained interests in securitized loans. Please tell us how you classify cash flows related to retained interests in securitized and wholesale loans and your basis for that treatment. In your response, please distinguish between the retained interests classified as other assets, trading securities, and available-for-sale securities. Describe how you separate the actual amount of cash flows from the non-cash exchanges related to the retained interests for reporting on your Statements of Cash Flows.
The cash flows related to retained interests in securitized loans are classified in the Company’s Statements of Cash Flows as follows:
•	Retained interests reported in Trading assets are classified as operating activities

•	Retained interests reported in Available for sale securities are classified as investing activities

•	Retained interests reported in Other assets are classified as operating activities
The initial recording of retained interests has no impact on the net cash (used in)/provided by investing or operating activities in the Statements of Cash Flows.
Undivided interests in credit card securitizations represent the Firm’s interest in credit card receivables that have been transferred to the securitization trust, but have not been securitized. These interests are not represented by a security certificate but, rather, are classified as Loans. Please refer to the Company’s response dated December 7, 2005 to the Staff of the Commission for further information on how the Company accounts for its undivided interests in credit card securitizations.

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     If you have any questions or request any further information, please do not hesitate to call the undersigned at 212-270-7559 or Neila B. Radin at 212-270-0938.
Very truly yours,
/s/ Joseph L. Sclafani